	FOR:	INTERPOOL, INC.
FOR IMMEDIATE RELEASE
	CONTACT:	Raoul J. Witteveen President, Chief Operating Officer and Chief Financial Officer (212) 916-3261 Morgen-Walke Associates Gordon McCoun, Jennifer Angell Media contact: Heather Fox (212) 850-5600

INTERPOOL, INC. TO PAY CASH DIVIDEND ON COMMON STOCK

PRINCETON, N.J., June 23, 2000 — Interpool, Inc. (NYSE: IPX) announced today that it will pay a cash dividend of 3.75 cents per share for the second quarter of 2000. The dividend will be payable on July 17, 2000 to shareholders of record on July 3, 2000. The aggregate amount of the dividend is expected to be approximately $1,034,000.00. The amount of the quarterly dividend is based on a 2000 annualized dividend rate of 15 cents per share.

Interpool, originally founded in 1968, is one of the world’s leading lessors of cargo containers used in international trade and is the second largest lessor of intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world’s 20 largest international container shipping lines.

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Note: This press release and other press releases and information can be viewed at the Company’s website at www.interpool.com.